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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                             CellStar Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   150925105
        ---------------------------------------------------------------
                                (CUSIP Number)


                               Alan H. Goldfield
                             1730 Briercroft Court
                             Carrollton, TX  75006
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 24, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                SCHEDULE 13D/A

-------------------------                               ---------------------
CUSIP No.  150925105                                      Page 2 of 7 Pages
-------------------------                               ---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Alan H. Goldfield
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          20,076,110
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,706,110

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,926,110

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 150925105                   13D/A                   Page 3 of 7 Pages


Item 1.   Security and Issuer.
-------   --------------------

          Not amended.

Item 2.   Identity and Background.
-------   ------------------------

          Not amended.

Item 3.   Source and Amount of Funds and Other Consideration.
-------   ---------------------------------------------------

          Not amended.

Item 4.   Purpose of Transaction.
-------   -----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

          Item 5 is hereby amended in its entirety to read as follows:

               (a) Mr. Goldfield beneficially owns an aggregate of 20,926,110 shares, or approximately 34.5%, of the Common Stock of the Company. Such shares include the results of a three-for-two stock split effected in June 1997 and a two-for-one stock split effected June 1998, each in the form of a stock dividend. Mr. Goldfield beneficially owns 850,000 of such shares through his ownership of employee stock options issued under the CellStar Corporation 1993 Amended and Restated Long-Term Incentive Plan.

               (b) Mr. Goldfield possesses sole voting power with respect to 20,076,110 shares of Common Stock and sole dispositive power with respect to 17,706,110 shares of Common Stock.

               Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

CUSIP NO. 150925105                   13D/A                   Page 4 of 7 Pages


               (c) Mr. Goldfield has acquired 200,000 shares of Company Common Stock in open market purchases conducted by a registered broker-dealer. The shares of Common Stock were acquired in six transactions that occured on July 20, 2000, July 21, 2000 and July 24, 2000. The average purchase price of the Common Stock was $2.50 per share.

               (d) To the best of Mr. Goldfield's knowledge and belief, Mr. Horng has the right to receive the dividends (if any) and proceeds from the sale of the 2,370,000 shares of Common Stock subject to the Horng Proxy (described in Item 6. below).

               (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Paragraph 3 of Item 6 is hereby amended to read as follows:

          Mr. Horng has granted a revocable proxy (the "Horng Proxy") to Mr. Goldfield with respect to the 2,370,000 shares of Common Stock owned of record by Mr. Horng. The shares covered by the Horng Proxy include the results of a three-for-two stock split effected in June 1997 and a two-for-one stock split effected June 1998, each in the form of a stock dividend. The Horng Proxy authorizes Mr. Goldfield to represent Mr. Horng and to vote the 2,370,000 shares of Common Stock at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Horng Proxy may be revoked by Mr. Horng upon 90 days' written notice.

CUSIP NO. 150925105                   13D/A                   Page 5 of 7 Pages


Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

          7.1 Form of Revocable Proxy, dated July 22, 1997, given by Mr. Horng to Mr. Goldfield.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.**

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.**

--------------------------
     *    Previously filed as an exhibit to Amendment No. 7 to Mr. Goldfield's
          Schedule 13D, dated July 28, 1997.
     ** Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

CUSIP NO. 150925105                   13D/A                   Page 6 of 7 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 9, 2000



                              By:   /s/ Alan H. Goldfield
                                    -----------------------------------------
                                    Alan H. Goldfield

                                 EXHIBIT INDEX


     Number    Description
     ------    -----------

     7.1 Form of Revocable Proxy, dated July 22, 1997, given by Mr. Horng to Mr. Goldfield.*

     7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.**

     7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.**

-----------------------------
*    Previously filed as an Exhibit to Amendment No. 7 to Mr. Goldfield's
     Schedule 13D, dated July 28, 1997.
** Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.